UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2010
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EX-4.1

Voting Results of the Annual General Meeting of Shareholders
On August 2, 2010, SINA Corporation (the “Company”) held its annual general meeting of shareholders in Hong Kong. Results of the shareholders’ votes were as follows:
•	Both nominees for Class II Directors of the Company were elected—Directors Ter Fung Tsao (with approximately 41.4 million shares voted for and 0.7 million shares withheld) and Yichen Zhang (with approximately 41.4 million shares voted for and 0.7 million shares withheld).

•	The appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the fiscal year ending December 31, 2010 was ratified (with approximately 41.5 million shares voted for, 0.5 million shares voted against and 0.1 million shares abstained).

•	The amendment and restatement of the Company’s 2007 Share Incentive Plan was approved (with approximately 33.6 million shares voted for, 3.6 million shares voted against and 4.9 million shares abstained).
A copy of the Amended and Restated 2007 Share Incentive Plan of the Company, as approved by the shareholders of the Company, is included as Exhibit 4.1.
Exhibit

4.1	Amended and Restated 2007 Share Incentive Plan

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: August 13, 2010	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer